Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

PINNACLE FINANCIAL PARTNERS, INC.

and

AVENUE FINANCIAL HOLDINGS, INC.

Dated as of January 28, 2016

TABLE OF CONTENTS

ARTICLE I. THE MERGER		1
1.1	The Merger	1
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Conversion of Target Common Stock	2
1.5	Acquiror Capital Stock	3
1.6	Options	3
1.7	Charter	3
1.8	Bylaws	3
1.9	Tax Consequences	3
1.10	Officers and Directors of Surviving Corporation	3
1.11	Appointment of Target Director to Acquiror’s and Acquiror Bank’s Boards of Directors	4
1.12	Offices of Acquiror and Target; Headquarters of Surviving Corporation	4
1.13	Approval of Shareholders	4
1.14	Subordinated Notes	4

ARTICLE II. DELIVERY OF MERGER CONSIDERATION		4
2.1	Deposit of Merger Consideration	4
2.2	Delivery of Merger Consideration	4
2.3	Withholding	6

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF ACQUIROR		6
3.1	Corporate Organization	6
3.2	Capitalization	7
3.3	Authority; No Violation	8
3.4	Consents and Approvals	9
3.5	Reports	9
3.6	Financial Statements	10
3.7	Broker’s Fees	10
3.8	Absence of Certain Changes or Events	10
3.9	Legal Proceedings	10
3.10	Taxes and Tax Returns	10
3.11	Employees	11
3.12	SEC Reports	12
3.13	Compliance with Applicable Law	12
3.14	Agreements with Regulatory Agencies	13
3.15	Deposit Insurance	13
3.16	CRA	13
3.17	Reorganization	13
3.18	Information Supplied	13
3.19	Data Privacy	14
3.20	No Further Representations.	14

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF TARGET		14
4.1	Corporate Organization	15
4.2	Capitalization	15
4.3	Authority; No Violation	16
4.4	Consents and Approvals	17
4.5	Reports	17
4.6	Financial Statements	17
4.7	Broker’s Fees	18

(i)

4.8	Absence of Certain Changes or Events	18
4.9	Legal Proceedings	20
4.10	Taxes and Tax Returns	20
4.11	Employees	22
4.12	Employee Benefits	22
4.13	Compliance with Applicable Law	24
4.14	Certain Contracts	25
4.15	Agreements with Regulatory Agencies	25
4.16	Real Estate	26
4.17	Interest Rate Risk Management Instruments	27
4.18	Undisclosed Liabilities	27
4.19	Insurance	27
4.20	Intellectual Property; Data Privacy	27
4.21	Investment Securities	28
4.22	Regulatory Capitalization	29
4.23	Loans; Nonperforming and Classified Assets	29
4.24	Allowance for Loan and Lease Losses	30
4.25	Investment Management and Related Activities	30
4.26	Repurchase Agreements	30
4.27	Deposit Insurance	30
4.28	CRA, Anti-money Laundering and Customer Information Security	30
4.29	Transactions with Affiliates	30
4.30	Environmental Liability	31
4.31	State Takeover Laws	31
4.32	Reorganization	31
4.33	Target Reports	31
4.34	Information Supplied	31
4.35	Internal Controls	32
4.36	Directors and Officers	32
4.37	Opinion of Target Financial Advisor	32
4.38	No Further Representations.	32

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		32
5.1	Conduct of Businesses Prior to the Effective Time	32
5.2	Target Forbearances	33
5.3	Acquiror Forbearances	35

ARTICLE VI. ADDITIONAL AGREEMENTS		36
6.1	Regulatory Matters	36
6.2	Access to Information	38
6.3	Shareholder Approval	38
6.4	Legal Conditions to Merger	39
6.5	Stock Quotation or Listing	39
6.6	Employee Benefit Plans; Existing Agreements	39
6.7	Indemnification; Directors’ and Officers’ Insurance	40
6.8	Additional Agreements	41
6.9	Advice of Changes	41
6.10	Acquisition Proposals; Board Recommendation	42
6.11	Financial Statements and Other Current Information	44
6.12	Exemption from Liability under Section 16(b)	45
6.13	Bank Merger	45
6.14	Exchange Matters	45

(ii)

ARTICLE VII. CONDITIONS PRECEDENT		45
7.1	Conditions to Each Party’s Obligation to Effect the Merger	45
7.2	Conditions to Obligations of Target	46
7.3	Conditions to Obligations of Acquiror	46

ARTICLE VIII. TERMINATION AND AMENDMENT		47
8.1	Termination	47
8.2	Effect of Termination	49
8.3	Termination Fee	49

ARTICLE IX. GENERAL PROVISIONS		50
9.1	Closing	50
9.2	Nonsurvival of Representations, Warranties and Agreements	50
9.3	Expenses	51
9.4	Notices	51
9.5	Interpretation	51
9.6	Amendment	52
9.7	Extension; Waiver	52
9.8	Counterparts	52
9.9	Entire Agreement	52
9.10	Governing Law	52
9.11	Waiver of Jury Trial	52
9.12	Publicity	53
9.13	Assignment; Third Party Beneficiaries	53
9.14	Severability	53
9.15	Delivery by Facsimile or Electronic Transmission	53
9.16	Specific Performance	54

(iii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 28, 2016 (this “Agreement”), by and between AVENUE FINANCIAL HOLDINGS, INC., a Tennessee corporation (“Target”), and PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“Acquiror”).

RECITALS:

WHEREAS, the Boards of Directors of Acquiror and Target have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which Target will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), so that Acquiror is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, the Boards of Directors of Acquiror and Target have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

WHEREAS, as a material inducement and as additional consideration to Acquiror to enter into this Agreement, certain holders of the Target’s Common Stock have entered into a voting agreement with Acquiror dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Target Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”), at the Effective Time, Target shall merge with and into Acquiror. Acquiror shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee. Upon consummation of the Merger, the separate corporate existence of Target shall terminate.

(b) The parties may by mutual agreement at any time change the method of effecting the combination of Target and Acquiror, if and to the extent they deem such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or form of Merger Consideration to be provided to holders of

Target Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of holders of Target Common Stock as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Target, Acquiror or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, no par value per share, of Target (the “Target Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Target Common Stock owned by Target, Acquiror or any of their respective Subsidiaries (other than shares of Target Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares held in a fiduciary capacity by Target, Acquiror or any of their respective Subsidiaries, as the case may be, being referred to herein as “Trust Account Shares”) and shares of Target Common Stock held on account of a debt previously contracted (“DPC Shares”)), shall be converted into the right to receive (i) 0.36 shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of Acquiror (the “Acquiror Common Stock”) together with cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) of this Agreement (the “Stock Consideration”) and (ii) an amount in cash equal to $2.00, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). No shares of preferred stock of Acquiror will be issued in connection with the transactions contemplated by this Agreement.

(b) All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a “Certificate”) and each uncertificated share Target Common Stock (each, an “Uncertificated Share”) registered to a holder of Target Common Stock on the stock transfer books of Target shall thereafter represent only the right to receive (i) a certificate representing the Stock Consideration in whole shares of Acquiror Common Stock together with any cash in lieu of fractional shares pursuant to Section 2.2(e); and (ii) the Cash Consideration deliverable with respect to the shares of Target Common Stock represented by such Certificate or Uncertificated Share, into which the shares of Target Common Stock represented by such Certificate or Uncertificated Share have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates and Uncertificated Shares previously representing shares of Target Common Stock other than shares of Target Common Stock owned by Target or Acquiror (other than Trust Account Shares and DPC Shares) shall be exchanged for (i) certificates representing whole shares of Acquiror Common Stock, equal to the Stock Consideration, together with any cash in lieu of fractional shares; and (ii) the Cash Consideration in consideration therefor upon the surrender of such Certificates or transfer of such Uncertificated Shares in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time and not prohibited by the terms of this Agreement, the outstanding shares of Acquiror Common Stock or Target Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio per share payable pursuant to this Agreement and the amount of Cash Consideration payable pursuant to this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Target Capital Stock (as defined below) that are owned by Target, Acquiror or any of their respective Subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.

1.5 Acquiror Capital Stock. At and after the Effective Time, each share of Acquiror Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Options.

(a) Target shall ensure that, (i) prior to the Effective Time, each outstanding option to acquire shares of Target Common Stock (the “Target Stock Options”) issued pursuant to Target’s equity-based compensation plans identified in Section 4.12(a) of the Target Disclosure Schedule (the “Target Stock Plans”), shall become, subject to Closing, fully vested and exercisable (without regard to whether the Target Stock Options are then vested or exercisable), (ii) at the Effective Time all Target Stock Options not theretofore exercised shall be cancelled and, in exchange therefor, converted automatically into the right to receive a cash payment from the Surviving Corporation (the “Cash Out Amount”) in an amount equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such Target Stock Option and (y) the number of shares of Target Common Stock subject to such option to the extent not previously exercised (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.3), and (iii) after the Effective Time, any such cancelled Target Stock Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Cash Out Amount, without interest. In the event the exercise price per share of Target Common Stock subject to a Target Stock Option is equal to or greater than $20.00, such Target Stock Option shall be cancelled without consideration and have no further force or effect.

(b) Target shall use its reasonable best efforts to ensure that, as of the Effective Time, the Target Stock Plans shall terminate and that no person shall have any right under the Target Stock Plans, except as set forth herein (including, to the extent necessary, using reasonable best efforts to obtain any necessary consents, if any, of the holders of Target Stock Options in order to give effect to this Section 1.6).

(c) At or promptly after the Effective Time (which may be in connection with the payment of the first regular base salary payment due to such holder following the Closing, and in any event shall occur within thirty (30) days of the Effective Time), the Surviving Corporation or Acquiror Bank shall deliver the Cash Out Amount to the holders of Target Stock Options, without interest.

1.7 Charter

. Subject to the terms and conditions of this Agreement, at the Effective Time, the charter of Acquiror, as then amended (the “Acquiror Charter”), shall be the charter of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Bylaws. Subject to the terms and conditions of this Agreement, at the Effective Time, the bylaws of Acquiror, as then amended (the “Acquiror Bylaws”), shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.10 Officers and Directors of Surviving Corporation. The officers and directors of Acquiror as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Corporation.

1.11 Appointment of Target Director to Acquiror’s and Acquiror Bank’s Boards of Directors. As soon as reasonably practicable following the Closing, Acquiror shall take all requisite action to elect Ron Samuels and Marty Dickens, or if either of them is unwilling or unable to serve, another member of Target’s board of directors as of the date hereof designated by Acquiror to the board of directors of Acquiror and Acquiror’s bank subsidiary (the “Acquiror Bank”).

1.12 Offices of Acquiror and Target; Headquarters of Surviving Corporation. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, which is the headquarters and principal executive offices of Acquiror as of the date hereof.

1.13 Approval of Shareholders. Prior to consummation of the Merger, this Agreement shall be approved by the shareholders of Target.

1.14 Subordinated Notes. Upon consummation of the Merger, the Surviving Corporation shall, by virtue of the Merger, have assumed as of the Effective Time Target’s obligations under Target’s Fixed/Floating Rate Subordinated Notes due 2024 in accordance with the terms thereof.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Acquiror shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to Target and Acquiror (the “Exchange Agent”), for the benefit of the holders of Certificates and Uncertificated Shares, for exchange in accordance with this Article II, the Cash Consideration, certificates (or at Acquiror’s option, evidence of shares in book entry form) representing the shares of Acquiror Common Stock constituting the Stock Consideration and cash in lieu of any fractional shares with respect to the Stock Consideration (such cash and certificates for shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for shares of Target Common Stock outstanding as of the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Acquiror Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five business days, after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates or Uncertificated Shares a letter of transmittal (“Letter of Transmittal”) in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title shall pass, only upon delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or the transfer of the Uncertificated Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Certificates to the Exchange Agent for exchange and cancellation, together with such properly completed Letter of Transmittal or upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book entry transfer of Uncertificated Shares, the holder of such Certificate or Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of the Certificate or Uncertificated Share shall have become entitled pursuant to the provisions of Article I; and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered or the Uncertificated Share or Uncertificated Shares transferred shall forthwith be cancelled. No interest will be paid or accrued on any cash or on any unpaid dividends and distributions payable to holders of Certificates or Uncertificated Shares.

(b) No dividends or other distributions declared with respect to Acquiror Common Stock shall be paid to the holder of any unsurrendered Certificate or untransferred Uncertificated Share with respect to the shares of Acquiror Common Stock represented thereby until the holder thereof shall surrender such Certificate or transfer such Uncertificated Share in accordance with this Article II. After the surrender of a Certificate or transfer of an Uncertificated Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock represented by such Certificate or Uncertificated Share.

(c) If any certificate representing shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered or the Uncertificated Share or Uncertificated Shares transferred in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer or such Uncertificated Share or Uncertificated Shares shall be properly transferred, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered or Uncertificated Share or Uncertificated Shares transferred, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the surrender of Certificates or transfer of Uncertificated Shares for exchange, no dividend or distribution with respect to Acquiror Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Acquiror. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing prices of Acquiror Common Stock on the Nasdaq Global Select Market (“Nasdaq”), or such other securities market or stock exchange on which the Acquiror Common Stock then principally trades, for the ten (10) trading days ending on the business day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Acquiror Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be delivered to Acquiror. Any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Acquiror for payment of the Merger Consideration and any unpaid dividends and distributions on the Acquiror Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Target, the Target Subsidiary (as defined below), Acquiror, Acquiror Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Acquiror, the posting by such person of a bond in such amount as Acquiror may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent, or if the Merger Consideration payable with respect to such Certificate has been returned to Acquiror pursuant to Section 2.2(f), Acquiror, will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

(h) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of shares of Target Common Stock in connection with the Merger, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

2.3 Withholding. Each of Acquiror, Target and the Surviving Corporation is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Target Common Stock or Target Stock Options such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as disclosed in (a), other than with respect to the representations and warranties in Section 3.2, Section 3.3(a) and Section 3.7, the Acquiror Reports (defined below) filed after January 1, 2013, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward-looking in nature, or (b) the disclosure schedule (the “Acquiror Disclosure Schedule”) delivered by Acquiror to Target prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Acquiror’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Acquiror that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect), Acquiror hereby represents and warrants to Target as follows:

3.1 Corporate Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Acquiror has the corporate and other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Acquiror. As used in this Agreement, the term “Material Adverse Effect” means, (A) with respect to Target, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Target and the Target Subsidiary, taken as a whole, or (ii) the ability of Target to timely consummate the transactions contemplated hereby and (B) with respect to

Acquiror, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Acquiror and its Subsidiaries, taken as a whole, or (ii) the ability of Acquiror to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (A)(i) and (B)(i) the following shall not be deemed to have a Material Adverse Effect: any change or event caused by or resulting from (I) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (II) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (III) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Acquiror or Target or their respective Subsidiaries, as the case may be, (IV) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (V) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (VI) actions or omissions of Acquiror or Target taken with the prior written consent of the other or required hereunder, (VII) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, (VIII) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices, or trading volume, of a party’s capital stock, by itself, be considered material or constitute a Material Adverse Effect, or (IX) the failure by Target or Acquiror to meet any internal or published industry analyst projections, forecasts or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that any facts or circumstances giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect).

(b) Acquiror is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Acquiror Charter and Acquiror Bylaws, as in effect as of the date of this Agreement, have previously been made available by Acquiror to Target.

(c) Each Acquiror Subsidiary, including Acquiror Bank, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Acquiror Bank, a Tennessee state banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror and (iv) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Acquiror. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Acquiror consists of ninety million (90,000,000) shares of Acquiror Common Stock, of which, as of December 31, 2015, 40,906,064 shares were issued and outstanding (inclusive of 866,314 shares of Acquiror Common Stock granted in respect of restricted share awards for which the forfeiture restrictions have not at that date lapsed), and ten million (10,000,000) shares of preferred stock, no par value per share (the “Acquiror Preferred Stock,” and together with the Acquiror Common Stock, the “Acquiror Capital Stock”), of which, as of December 31, 2015, no shares were issued and outstanding. As of the date hereof, no shares of Acquiror Capital Stock were reserved for issuance except as disclosed in Section 3.2(a) of the Acquiror Disclosure Schedule or for (i) 1,249,166 shares of Acquiror Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Acquiror Common Stock (each a “Acquiror Stock Option”), (ii) 2,435 shares of Acquiror Common Stock reserved for issuance upon the exercise of outstanding stock appreciation rights and (iii) 217,602 shares of Acquiror Common Stock reserved for issuance in settlement of outstanding restricted stock unit awards (including performance-based restricted stock units), in each case pursuant to the equity-based compensation plans of Acquiror (the “Acquiror Stock Plans”) as identified in Section 3.2(a) of the Acquiror Disclosure Schedule. All of the issued and outstanding shares of Acquiror Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Acquiror Stock Plans have been approved by the Acquiror’s shareholders, or shareholders of corporations that Acquiror has acquired, in accordance with the requirements of the TBCA and the Code.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Acquiror are issued or outstanding.

(c) Except as disclosed in Section 3.2(c) of the Acquiror Disclosure Schedule, Acquiror owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Acquiror has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Acquiror. The board of directors of Acquiror determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Acquiror and its shareholders. No other corporate proceedings on the part of Acquiror are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquiror and (assuming due authorization, execution and delivery by Target) constitutes a valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). The shares of Acquiror Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Acquiror will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Acquiror, nor the consummation by Acquiror of the transactions contemplated hereby, nor compliance by Acquiror with any of the terms or provisions hereof, will (i) violate any provision of the organization documents of Acquiror or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Acquiror or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Acquiror or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Acquiror or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “FRB”), Federal Deposit Insurance Corporation (the “FDIC”) and the Tennessee Department of Financial Institutions (the “TDFI”) and approval of such applications and notices, (ii) the filing of any required applications, waiver requests or notices with any other federal, state or foreign agencies or regulatory authorities and approval or grant of such applications, waiver requests and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form relating to the meeting of Target’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement, and (viii) the approval of the listing on Nasdaq of the shares of Acquiror Common Stock to be issued as a portion of the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or Regulatory Agency are necessary in connection with (A) the execution and delivery by Acquiror of this Agreement and (B) the consummation by Acquiror of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 3.4 of the Acquiror Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by Acquiror of this Agreement and (B) the consummation by Acquiror of the Merger and the other transactions contemplated hereby. No vote or other approval of the shareholders or any of the securityholders of Acquiror is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated hereby (including the issuance of Stock Consideration) in accordance with the terms hereof, whether by reason of applicable law, the organizational documents of Acquiror, the rules or requirements of any exchange or self-regulatory organization, including Nasdaq, or otherwise.

3.5 Reports. Each of Acquiror and its Subsidiaries has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with (i) the FRB, (ii) the FDIC, (iii) any state regulatory authority (each a “State Regulator”), including without limitation the TDFI or (iv) the SEC, (individually, a “Regulatory Agency” and collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed or furnished by them since January 1, 2013, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Acquiror and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Acquiror, investigation into the business or operations of Acquiror or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations of Acquiror or any of its Subsidiaries which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror.

3.6 Financial Statements. The consolidated financial statements of Acquiror and its Subsidiaries included in the Acquiror Reports (as defined herein) (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Acquiror and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Acquiror and its Subsidiaries have been since January 1, 2013, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7 Broker’s Fees. Except for Sandler O’Neill + Partners, L.P., neither Acquiror nor any of its Subsidiaries or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2015, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) Since September 30, 2015, through and including the date of this Agreement, Acquiror and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as disclosed in Section 3.9(a) of the Acquiror Disclosure Schedule, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to Acquiror’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Acquiror or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination, and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Acquiror, any of its Subsidiaries or the assets of Acquiror or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Acquiror.

3.10 Taxes and Tax Returns.

(a) Each of Acquiror and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. All such Tax returns are accurate and complete in all material respects.

There are no material disputes pending, or to the knowledge of Acquiror, claims asserted, for Taxes or assessments upon Acquiror or any of its Subsidiaries for which Acquiror does not have reserves that are adequate under GAAP. Neither Acquiror nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Acquiror and its Subsidiaries). Within the past five years, neither Acquiror nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Acquiror has no liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Acquiror. All Taxes required to be withheld, collected or deposited by or with respect to Acquiror have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate. Acquiror has not been requested to grant, nor has it granted, any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired. Acquiror has not participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code. Acquiror is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

3.11 Employees.

(a) Section 3.11(a) of the Acquiror Disclosure Schedule sets forth a true and complete list of the material benefit or compensation plans, arrangements or agreements, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plans, programs, arrangements or agreements that are sponsored by Acquiror or its Subsidiaries or maintained or contributed to, or required to be contributed to, for the benefit of current or former directors or employees of Acquiror and its Subsidiaries or with respect to which Acquiror or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees, as of the date of this Agreement (the “Acquiror Benefit Plans”).

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, (i) each of the Acquiror Benefit Plans has been operated and administered in all material respects in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Acquiror Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Acquiror is entitled to rely) from the United States Internal Revenue Service (the “IRS”) that such Acquiror Benefit Plan is so qualified, and to the knowledge of Acquiror, there are no existing circumstances or any events that have occurred that are reasonably likely to adversely affect the qualified status of any such Acquiror Benefit Plan, (iii) no material liability under Title IV of ERISA has been incurred by Acquiror, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with Acquiror, would be deemed a “single employer” under Section 4001 of ERISA (an “Acquiror ERISA Affiliate”) that has not been satisfied in full, and, to the knowledge of Acquiror, no condition exists that presents a material risk to Acquiror, its Subsidiaries or any Acquiror ERISA Affiliate of incurring a material liability thereunder, (iv) no Acquiror Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA), (v) all contributions due and payable by Acquiror or its Subsidiaries with respect to each Acquiror Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with GAAP, (vi) none of Acquiror, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which Acquiror, its Subsidiaries or any Acquiror Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vii) there are no pending or, to the knowledge of Acquiror, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Acquiror Benefit Plans or any trusts related thereto.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Acquiror or any of its affiliates from Acquiror or any of its affiliates under any Acquiror Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Acquiror Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d) There is no collective bargaining agreement in effect between Acquiror or any of its affiliates and any labor unions or organizations representing any of the employees of Acquiror or any of its affiliates. Neither Acquiror nor any of its affiliates has experienced any organized slowdown, work interruption strike or work stoppage by its employees, and, to the knowledge of Acquiror, there is no strike, labor dispute or union organization activity pending or threatened affecting Acquiror or any of its affiliates.

(e) Each Acquiror Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Acquiror Benefit Plan.

3.12 SEC Reports. Acquiror has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2013 (the “Acquiror Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Acquiror Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Acquiror Reports, and none of the Acquiror Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.13 Compliance with Applicable Law.

(a) Acquiror and each of its Subsidiaries hold, and have at all times since January 1, 2013 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Acquiror, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Acquiror and each of its Subsidiaries have since January 1, 2013 complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Acquiror or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Acquiror and each of its Subsidiaries are and since January 1, 2013 have been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). Acquiror and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, Acquiror and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Acquiror, any of its Subsidiaries, or any director, officer or employee of Acquiror or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.14 Agreements with Regulatory Agencies. Neither Acquiror nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil monetary penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement, or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Acquiror Disclosure Schedule, an “Acquiror Regulatory Agreement”), nor to the knowledge of Acquiror has Acquiror or any of its Subsidiaries been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Acquiror Regulatory Agreement.

3.15 Deposit Insurance. The deposits of Acquiror Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Acquiror Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Acquiror’s knowledge, threatened.

3.16 CRA. Acquiror Bank’s most recent examination rating under the Community Reinvestment Act was “satisfactory” or better.

3.17 Reorganization. As of the date of this Agreement, Acquiror is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.18 Information Supplied. None of the information supplied or to be supplied by Acquiror or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact about Acquiror or its Subsidiaries or omit to state any material fact about Acquiror or its Subsidiaries required to be stated therein or necessary in order to make the statements therein about Acquiror or its Subsidiaries, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Acquiror with respect to statements made therein based on information supplied by Target for inclusion in the Form S-4.

3.19 Data Privacy. Acquiror and Acquiror Bank have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Acquiror’s and Acquiror Bank’s information technology systems, Software owned or purported to be owned by Acquiror and Acquiror Bank (“Acquiror-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Acquiror Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror and Acquiror Bank are in compliance with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Acquiror Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. There currently are not any, and since January 1, 2013, have not been any, pending or, to knowledge of Acquiror, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Acquiror’s and Acquiror Bank’s information technology systems, including the Acquiror-Owned Software; or (ii) Acquiror Data or any other such information collected, maintained or stored by or on behalf of Acquiror and Acquiror Bank (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

3.20 No Further Representations. Except for the representations and warranties set forth in Article III of this Agreement, Acquiror does not make, and shall not be deemed to make, any representation or warranty to Target, express or implied, with respect to the transactions contemplated by this Agreement, and Acquiror hereby disclaims any such representation or warranty not set forth in Article III of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF TARGET

Except as disclosed in (a), other than with respect to the representations and warranties in Section 4.1, Section 4.3(a), Section 4.7, Section 4.32 and Section 4.38, the Target Reports (defined below) filed after August 21, 2014, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward looking in nature, or (b) the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Acquiror prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Target’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Target that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Target), Target hereby represents and warrants to Acquiror as follows:

4.1 Corporate Organization.

(a) Target is a Tennessee corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Target has full corporate and other power and authority to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target. Target has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Target.

(b) Target is a bank holding company registered under the BHC Act. True and complete copies of the Target’s charter (the “Target Charter”) and bylaws, as in effect as of the date of this Agreement, have previously been made available by Target to Acquiror.

(c) Avenue Bank, a Tennessee state banking corporation, is the only Subsidiary of Target (the “Target Subsidiary”). The Target Subsidiary is (i) duly organized, validly existing and in good standing under the laws of the State of Tennessee, (ii) duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Target and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of one hundred million (100,000,000) shares of Target Common Stock, of which ten million three hundred twenty-two thousand fifty-five (10,322,055) shares were issued and outstanding as of the date of this Agreement, and ten million (10,000,000) shares of preferred stock, no par value per share (the “Target Preferred Stock” and, together with the Target Common Stock, the “Target Capital Stock”), none of which are issued and outstanding as of the date of this Agreement. As of the date hereof, no shares of Target Capital Stock were reserved for issuance except for 257,639 shares of Target Common Stock reserved for issuance upon the exercise of outstanding Target Stock Options issued pursuant to the Target Stock Plans. Section 4.2(a) of the Target Disclosure Schedule sets forth the name of each holder of Target Stock Options, and the number of Target Stock Options held by each such holder. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) No Voting Debt of Target is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the rights under the Target Stock Plans which, as of the date of this Agreement, represent the right to acquire up to an aggregate of 257,639 shares of Target Common Stock, there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which

Target or the Target Subsidiary is a party or by which Target or the Target Subsidiary is bound obligating Target or the Target Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Target Capital Stock or shares of capital stock of the Target Subsidiary or any Voting Debt or stock appreciation rights of Target or the Target Subsidiary or obligating Target or the Target Subsidiary to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of Target or the Target Subsidiary (A) to repurchase, redeem or otherwise acquire any shares of Target Capital Stock or shares of capital stock of the Target Subsidiary or (B) pursuant to which Target or the Target Subsidiary is or could be required to register shares of Target Capital Stock or other securities under the Securities Act. Other than the Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Target Capital Stock. All of the Target Stock Plans have been approved by the Target’s shareholders to the extent required by the TBCA and the Code.

(d) Target directly owns all of the issued and outstanding shares of capital stock of the Target Subsidiary, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Target Subsidiary is not, and has not been, bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of the Target Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Target Subsidiary.

4.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of Target Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Target. The board of directors of Target determined that the Merger is advisable and in the best interest of Target and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of the requisite percentage of the outstanding shares of Target Common Stock, no other corporate proceedings on the part of Target are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Acquiror) constitutes valid and binding obligations of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Except as set forth in Section 4.3(b) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions hereof, will (i) violate any provision of the Target Charter or the bylaws of Target or the charter and bylaws of the Target Subsidiary, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Target or the Target Subsidiary or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or the Target Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or the Target Subsidiary is a party, or by which it or any of its properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FRB, the FDIC and the TDFI and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Proxy Statement/Prospectus) and declaration of effectiveness of the Form S-4, (iv) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement, (v) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (vi) any notice or filings under the HSR Act, (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, and (viii) the approval by the shareholders of Target of this Agreement by the requisite vote of the shareholders of Target, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby. Except for the approval by the shareholders of Target of this Agreement by the requisite vote of the shareholders of Target and any consents, authorizations, or approvals which are listed in Section 4.4 of the Target Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby.

4.5 Reports. Each of Target and the Target Subsidiary has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2013 with the Regulatory Agencies, and all other reports and statements required to be filed or furnished, as applicable, by them since January 1, 2013, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Target and the Target Subsidiary, no Regulatory Agency has initiated any proceeding or, to the knowledge of Target, investigation into the business or operations of Target or the Target Subsidiary since January 1, 2013, except where such proceedings or investigation, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. There (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Target or the Target Subsidiary, and (y) have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Target or the Target Subsidiary since January 1, 2013.

4.6 Financial Statements. The consolidated financial statements of Target and the Target Subsidiary included in the Target Reports (as defined herein) (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Target and the Target Subsidiary for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Target and the Target Subsidiary since January 1, 2012 have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.7 Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc., neither Target nor the Target Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Target has provided or made available to Acquiror a complete and accurate copy of Target’s agreements with Keefe, Bruyette & Woods, Inc.

4.8 Absence of Certain Changes or Events.

Since the September 30, 2015 in the case of Section 4.8(a), and since September 30, 2015 through the date of this Agreement in the case of Sections 4.8(b)-(s), and except, in each case, as set forth on Section 4.8 of the Target Disclosure Schedule, Target and the Target Subsidiary have conducted their business only in the ordinary course of business consistent with past practice and Target and the Target Subsidiary have not:

(a) experienced a change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or prospects of Target or the Target Subsidiary which, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect with respect to Target;

(b) other than in the ordinary course of business consistent with past practice, incurred any indebtedness for borrowed money, or assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other person;

(c)

(i) adjusted, split, combined or reclassified the Target Capital Stock or any capital stock of the Target Subsidiary;

(ii) granted any stock options, warrants, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or granted any person any right to acquire any shares of Target Capital Stock or shares of capital stock of the Target Subsidiary;

(iii) issued, sold or otherwise permitted to become outstanding any additional shares of Target Capital Stock or shares of capital stock of the Target Subsidiary or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock or shares of capital stock of the Target Subsidiary, except for the issuance of shares of Target Common Stock upon the exercise of Target Stock Options or the vesting or settlement of awards under the Target Stock Plans (and dividend equivalents thereon, if any);

(d) settled any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice, in an amount and for consideration not in excess of $75,000 individually or $350,000 in the aggregate or that did not or would not impose any material restriction on the business of Target, the Target Subsidiary or the Surviving Corporation or adversely affect in any material respect the parties’ ability to consummate the Merger and the other transactions contemplated hereby;

(e) merged or consolidated Target or the Target Subsidiary with any other person, or restructured, reorganized or completely or partially liquidated or dissolved Target or the Target Subsidiary;

(f) materially restructured or materially changed Target’s or the Target Subsidiary’s investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(g) made any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may have been required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Regulatory Agency or other Governmental Entity;

(h) made, or committed to make, any capital expenditures in excess of the amounts specified in the capital expenditure budget made available to Acquiror prior to the date hereof plus 5%;

(i) other than in the ordinary course of business consistent with past practice, made, changed or revoked any material Tax election, changed an annual Tax accounting period, adopted or materially changed any Tax accounting method, filed any amended Tax return, entered into any closing agreement with respect to Taxes, or settled any material Tax claim, audit, assessment or dispute or surrendered any right to claim a refund of a material amount of Taxes;

(j) made an application for the opening, relocation or closing of any, or opened, relocated or closed any, branch office, loan production office or other significant office or operations facility of Target or the Target Subsidiary;

(k) changed its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by Target’s independent public accountants;

(l) entered into any contract or commitment of more than $150,000 individually, or $350,000 in the aggregate, per annum, other than purchases or sales of investment securities, the creation of deposit liabilities, and the making of loans and loan commitments, all in the ordinary course of business consistent with past practice;

(m) other than as set forth in Section 4.11(a) of the Target Disclosure Schedule, granted any increase in the base pay of any employee or granted any increase in or established any bonuses, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options), stock purchase or other employment benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers, or employees of Target or the Target Subsidiary (other than normal salary adjustments to employees made in the ordinary course of business consistent with past practice), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any material bonus, or the taking of any action not in the ordinary course of business consistent with past practice with respect to the compensation or employment of directors and officers of Target or the Target Subsidiary;

(n) amended the Target Charter or the bylaws of Target or the charter or the bylaws of the Target Subsidiary;

(o) made any material change in the credit policies or procedures of the Target Subsidiary, the effect of which was or is to make any such policy or procedure less restrictive in any respect;

(p) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than (i) investments in securities in the Target Subsidiary’s investment portfolio in the ordinary course of business consistent with past practice or (ii) loans and loan commitments purchased, sold, made or entered into in the ordinary course of business consistent with past practice;

(q) entered into any lease of real or personal property, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice;

(r) declared, set aside or paid any dividend or distribution (whether in cash, securities or property or any combination thereof) in respect of any shares of Target Capital Stock, any shares of capital stock of the Target Subsidiary or any securities or obligations convertible into or exchangeable for any shares of Target Capital Stock or any shares of capital stock of the Target Subsidiary or any redemption, purchase or other acquisition of its securities; or

(s) entered into any agreement, whether oral or written, to do or make any commitment to do or adopted any board resolution or committee resolution to do any of the foregoing.

4.9 Legal Proceedings.

(a) Except as disclosed in Section 4.9(a) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is a party to any, and there are no pending or, to Target’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or the Target Subsidiary or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated banks) imposed upon Target or the Target Subsidiary or the assets of Target or the Target Subsidiary that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.10 Taxes and Tax Returns.

(a) Target and the Target Subsidiary have duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by them on or prior to the date of this Agreement and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. All such Tax returns are accurate and complete in all material respects.

(b) Target and the Target Subsidiary have (i) properly and timely withheld all Taxes required to be withheld, and (ii) properly remitted to the proper taxing authority all Taxes required to be remitted for which the remittance deadline has passed, with respect to amounts paid or owed to any employee, independent contractor, stockholder or other third party; in each case other than Taxes as to which the failure to withhold or remit would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

(c) With respect to any period for which the applicable statute of limitations has not expired, Target and the Target Subsidiary are not delinquent in the payment of any Tax. Target and the Target Subsidiary have not executed any agreements or waivers extending any statute of limitations on, or extending the period for the assessment or collection of, any Tax.

(d) Target and the Target Subsidiary do not have any material liabilities for unpaid Taxes that have not been accrued for or reserved on the most recent unaudited consolidated balance sheet of Target and the Target Subsidiary contained in Target’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 (the “Target Third Quarter 2015 Form 10-Q”) to the extent required by GAAP, whether asserted or unasserted, contingent or otherwise, and Target has no knowledge of any basis for the assertion of any such liability for unpaid Taxes that have not been accrued for or reserved on such balance sheet.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Target or the Target Subsidiary. Target and the Target Subsidiary have not received from any Governmental Entity (including jurisdictions where Target and the Target Subsidiary have not filed Tax returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Target or the Target Subsidiary. Section 4.10(e) of the Target Disclosure Schedule lists all federal, state, local, and foreign income Tax returns filed with respect to Target and the Target Subsidiary for taxable periods ended on or after December 31, 2012, indicates those Tax returns that have been audited, and indicates those Tax returns that currently are the subject of audit. Target has made available to Acquiror complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Target or the Target Subsidiary filed or received since January 1, 2013.

(f) Except as disclosed in Section 4.10(f) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) (including any payment required to be made in connection with the transactions contemplated hereby) or cause the imposition of any excise Tax or penalty under Section 4999 of the Code as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Except as disclosed in Section 4.10(f) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement with any other party, and neither Target nor the Target Subsidiary has assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax. Neither Target nor the Target Subsidiary (A) is or has ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax return or member of any an affiliated, consolidated, combined or unitary group with respect to any state, local or foreign Taxes, or (B) do not have any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither Target nor the Target Subsidiary has been within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 the Code.

(h) Neither Target nor the Target Subsidiary has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(i) Neither Target nor the Target Subsidiary will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

(j) Target has made available to Acquiror true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.

(k) Neither Target nor the Target Subsidiary has participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Target Disclosure Schedule sets forth the following information (to the extent applicable) with respect to each employee of Target or the Target Subsidiary as of the date of this Agreement, including each employee on leave of absence or layoff status: name, job title, date of hire, employment status, current annual base salary or current wages, 2015 bonus, 2016 bonus target, vacation leave that is accrued but unused, and services credited for purposes of vesting and eligibility under any Target Benefit Plan. Section 4.11(a) of the Target Disclosure Schedule also sets forth the name of any independent contractors who render services on a regular basis to, or are under contract with, Target or the Target Subsidiary. There is no collective bargaining agreement in effect between Target or the Target Subsidiary and any labor unions or organizations representing any of the employees of Target or the Target Subsidiary. Neither Target nor the Target Subsidiary has experienced any organized slowdown, work interruption strike or work stoppage by its employees, and, to the knowledge of Target, there is no strike, labor dispute or union organization activity pending or threatened affecting Target or the Target Subsidiary.

(b) Except as set forth on Section 4.11(b) of the Target Disclosure Schedule, the employment of each employee of Target and the Target Subsidiary is terminable at the will of Target or the Target Subsidiary, as applicable, and neither Target nor the Target Subsidiary is a party to any employment, non-competition, severance or similar contract or agreement with any employee of Target or the Target Subsidiary (and copies of all such agreements have been provided or made available to Acquiror). No employee of Target or the Target Subsidiary has provided written notice to Target of termination of employment, and, to the knowledge of Target, no key employee of Target or the Target Subsidiary intends to terminate his or her employment with Target or the Target Subsidiary. To the knowledge of Target, no employee of Target or the Target Subsidiary is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any person other than Target or the Target Subsidiary that adversely affects the performance of that employee’s duties as an employee of Target or the Target Subsidiary.

(c) Target and the Target Subsidiary are, and since January 1, 2013, have been, in compliance in all material respects with any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Target or the Target Subsidiary under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or any other legal requirement pending or, to the knowledge of Target, threatened against Target or the Target Subsidiary.

4.12 Employee Benefits

(a) Section 4.12(a) of the Target Disclosure Schedule sets forth a true and complete list of all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten), sponsored, maintained or contributed to or required to be contributed to by Target and the Target Subsidiary or by any trade or business, whether or not incorporated, all of which together with Target, would be deemed a “single-employer” under Section 4001 of ERISA (a “Target ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Target, the Target Subsidiary or any Target ERISA Affiliate, or with respect to which Target, the Target Subsidiary or any Target ERISA Affiliate otherwise has any liabilities or obligations (the “Target Benefit Plans”).

(b) No Target Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Target, the Target Subsidiary nor any Target ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Target Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(d) With respect to each Target Benefit Plan, Target has delivered or made available to Acquiror complete copies of each of the following documents: (i) a copy of each written Target Benefit Plan (including any amendments thereto and all administration agreements, insurance policies, investment management or advisory agreements and all prior Target Benefit Plan documents, if amended within the last two (2) years); (ii) a copy of the three (3) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Target Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Target Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the IRS; (vi) any actuarial reports; (vii) all material correspondence with the IRS, Department of Labor and the Pension Benefit Guaranty Corporation regarding any Target Benefit Plan; (viii) with respect to each Target Benefit Plan subject to Title IV of ERISA, if any, a copy of the three (3) most recent Form PBGC-1 reports; and (ix) all discrimination tests for each Target Benefit Plan for the three (3) most recent plan years, if any. Target has disclosed or made available to Acquiror the terms and conditions of any unwritten Target Benefit Plan.

(e) Except as identified in Section 4.12(a) of the Target Disclosure Schedule referenced above or as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, (i) each of the Target Benefit Plans has been operated and administered in compliance with ERISA and the Code, (ii) each of the Target Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Target is permitted to rely) from the IRS that such Target Benefit Plan is so qualified, and to the knowledge of Target, there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Target Benefit Plan, (iii) with respect to each Target Benefit Plan, if any, which is subject to Title IV of ERISA, the present value of accrued benefits under such Target Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Target Benefit Plan’s actuary with respect to such Target Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Target Benefit Plan allocable to such accrued benefits, (iv) all contributions due and payable by Target or the Target Subsidiary with respect to each Target Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP,

(v) neither Target, the Target Subsidiary nor, to the knowledge of Target, any other person, including any fiduciary, has engaged in a transaction in connection with which Target, the Target Subsidiary or any Target Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vi) there are no pending or, to the knowledge of Target, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Target Benefit Plans or any trusts related thereto.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Target or the Target Subsidiary from Target or the Target Subsidiary under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(g) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Target Benefit Plan, and no employee of Target or the Target Subsidiary is entitled to any gross-up or otherwise entitled to indemnification by Target, the Target Subsidiary or any Target ERISA Affiliate for any violation of Section 409A of the Code.

4.13 Compliance with Applicable Law.

(a) Target and the Target Subsidiary hold, and have at all times since January 1, 2013 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Target, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened, and Target and the Target Subsidiary have since January 1, 2013 complied in all material respects with, and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Target or the Target Subsidiary, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Target and the Target Subsidiary are and since January 1, 2013 have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Target and the Target Subsidiary have established and maintain a system of internal controls designed to ensure material compliance by Target and the Target Subsidiary with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, each of Target and the Target Subsidiary has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. Neither Target, nor the Target Subsidiary, nor any director, officer or employee of Target or the Target Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.14 Certain Contracts.

(a) Except for contracts, arrangements, commitments or understandings relating to loans or other extensions of credit, and except as disclosed in Section 4.14(a) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is a party to or bound by any legally binding written contract, arrangement, commitment or understanding (i) with respect to the employment of any directors, officers or employees other than, in the case of employees that are not officers, in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Target, the Target Subsidiary, Acquiror, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed with or incorporated by reference in the Target Reports, (iv) which materially restricts the conduct of any line of business by Target or the Target Subsidiary or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any line of business in which a bank holding company or a banking corporation may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) that would solely as a result of consummation of the Merger require the payment by Target or the Surviving Corporation or any Subsidiary thereof of amounts in excess of $75,000 individually or $350,000 in the aggregate, or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits under which will be increased, or the vesting of the benefits under which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits under which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Target Disclosure Schedule, is referred to herein as a “Target Material Contract”, and neither Target nor the Target Subsidiary has knowledge of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Target has delivered or made available to Acquiror a complete and accurate copy of each written Target Material Contract and all amendments or modifications to each Target Material Contract.

(b)(i) Each Target Material Contract is valid and binding on Target or the Target Subsidiary, as applicable, and in full force and effect, (ii) Target and the Target Subsidiary have in all material respects performed all obligations required to be performed by them to date under each Target Material Contract, and (iii) no event or condition currently exists which constitutes or, after notice or lapse of time or both, will constitute a default on the part of Target or the Target Subsidiary under any such Target Material Contract, except where such default would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.15 Agreements with Regulatory Agencies. Neither Target nor the Target Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, and neither Target nor the Target Subsidiary has been ordered to pay any material civil monetary penalty by, or been since January 1, 2013, a recipient of any supervisory letter from, or since

January 1, 2013, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restrict(s) in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management (each, whether or not set forth in the Target Disclosure Schedule, a “Target Regulatory Agreement”), nor, to the knowledge of Target, has Target or the Target Subsidiary been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.

4.16 Real Estate.

(a) Except as disclosed in Section 4.16(a) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary has owned or presently owns fee simple title to any real property. All leases for real property (each a “Lease” and collectively, the “Leases”) to which Target or the Target Subsidiary is a party are in full force and effect and are binding and enforceable against lessee and, to the knowledge of Target, the lessors, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Leases, as amended or modified, have been provided or made available to Acquiror or its advisors.

(b) To the knowledge of Target, (i) Target and the Target Subsidiary are entitled to and have exclusive possession of the real estate subject to the Leases (the “Real Estate”), (ii) the Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Target’s or the Target Subsidiary’s use of the Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Real Estate other than Target and the Target Subsidiary, and (iv) there are no easements of any kind in respect of the Real Estate materially and adversely affecting the rights of Target and the Target Subsidiary to use the Real Estate for the conduct of its business.

(c) With respect to the Real Estate:

(i) Target and the Target Subsidiary are not in material default under the terms of the Leases;

(ii) to the knowledge of Target, the lessor is not in material default under any of the terms of the Leases;

(iii) to the knowledge of Target, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would materially affect the use and operation of the Real Estate as currently being used and operated by Target and the Target Subsidiary, and (B) there are no special assessment proceedings affecting the Real Estate;

(iv) to the knowledge of Target, none of the Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Target, all existing water, drainage, sewage and utility facilities relating to the Real Estate are adequate for Target’s and the Target Subsidiary’s existing use and operation of the Real Estate and all such facilities enter the Real Estate directly from public rights-of-way or other public facilities.

(d) To the knowledge of Target, the Real Estate is zoned for the purposes for which it is being used by Target and the Target Subsidiary.

4.17 Interest Rate Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Derivative Contracts”), whether entered into for the account of Target or the Target Subsidiary, or for the account of a customer of Target or the Target Subsidiary, were entered into in the ordinary course of business and, to Target’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Target or the Target Subsidiary enforceable in accordance with the terms thereof (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Target and the Target Subsidiary have duly performed in all material respects all of their material obligations under the Derivative Contracts to the extent that such obligations to perform have accrued, and to Target’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

4.18 Undisclosed Liabilities. Except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in the Target Third Quarter 2015 Form 10-Q, (ii) incurred in the ordinary course of business and consistent with past practice since September 30, 2015, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section 4.18 of the Target Disclosure Schedule, neither Target nor the Target Subsidiary has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target.

4.19 Insurance. Section 4.19 of the Target Disclosure Schedule sets forth a complete and accurate list of all insurance policies under which any of the assets or properties of Target and the Target Subsidiary are covered or otherwise relating to the business of Target and the Target Subsidiary (excluding policies required in respect to any Loans in which Target or Target Subsidiary are named as additional insureds), including policy numbers, names and addresses of insurers and type of liability or risk covered, amounts of coverage, limitations and deductions and expirations dates, and whether each such policy is claims-made or occurrence-based. Each such policy is in full force and effect, and Target and the Target Subsidiary have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed in all material respects all of its obligations under, each such insurance policy. The policy limits of insurance policies currently in effect covering assets, employees and operations of Target and the Target Subsidiary have not been materially eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) Section 4.20(a) of the Target Disclosure Schedule sets forth a true, complete and correct list of (except for “goodwill” and “other confidential information,” which are not required to be set forth on such schedule but shall still constitute “Intellectual Property” as defined in this Section 4.20) all (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all registrations and applications related to the foregoing; (ii) patents, inventions and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights (including any registrations and applications for the same); (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing, but excluding off-the-shelf software that have individual acquisition costs of $20,000 or less (“Software”); (v) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies; and (vi) licenses for any of the foregoing (the “Intellectual Property”) used in or held for use in the conduct of the business of Target and the Target Subsidiary (the “Target Intellectual Property”). Target and the Target Subsidiary own or have a valid and enforceable license to use all

Target Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates). The Target Intellectual Property constitutes, in all material respects, all of the Intellectual Property necessary to carry on the business of Target and the Target Subsidiary as currently conducted. The Target Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Target nor the Target Subsidiary has received any written notice challenging the validity or enforceability of the Target Intellectual Property. To the knowledge of Target, neither the Target Intellectual Property nor the conduct of the business of Target and the Target Subsidiary violates, misappropriates or infringes upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in any material loss or impairment of the right of Target or the Target Subsidiary to own or use any of the Target Intellectual Property. All information technology equipment, Software and systems used in and necessary to the conduct of the business of Target and the Target Subsidiary to operate and perform in all material respects in accordance with their documentation and functional specifications and as necessary for the conduct of the business of Target and the Target Subsidiary. No material trade secret or other material confidential information has been disclosed or authorized to be disclosed by Target or the Target Subsidiary or their authorized representatives to any person, other than pursuant to a non-disclosure agreement that protects the proprietary interests of Target and the Target Subsidiary in and to such material trade secrets and confidential information. Target and the Target Subsidiary have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how.

(b) Target and the Target Subsidiary have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Target’s and the Target Subsidiary’s information technology systems, Software owned or purported to be owned by Target and the Target Subsidiary (“Target-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Target Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and Target and the Target Subsidiary are in compliance in all material respects with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Target Data, including card association rules and the payment card industry data security standards. There currently are not any, and since January 1, 2013, have not been any, pending or, to the knowledge of Target, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Target’s and the Target Subsidiary’s information technology systems, including the Target-Owned Software; or (ii) Target Data or any other such information collected, maintained or stored by or on behalf of Target and the Target Subsidiary (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities. Section 4.21 of the Target Disclosure Schedule sets forth as of December 31, 2015, the investment securities of the Target Subsidiary, as well as any purchases or sales of such securities between December 31, 2015 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after December 31, 2015. Except as set forth in Section 4.21 of the Target Disclosure Schedule, the Target Subsidiary has not purchased or sold any such securities listed and described thereon. Except as set forth in Section 4.2(d) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

4.22 Regulatory Capitalization. The Target Subsidiary is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Target is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor the Target Subsidiary is a party to any written or oral loan, loan agreement, note, extension of credit or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of December 31, 2015, over sixty (60) days delinquent in payment of principal or interest.

(b) Section 4.23(b) of the Target Disclosure Schedule identifies (x) each Loan that as of December 31, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by the Target Subsidiary or any bank examiner, together with the principal amount of each such Loan and the account number of the borrower thereunder and (y) each asset of the Target Subsidiary that as of December 31, 2015 was classified as other real estate owned (“OREO”) and the book value thereof as of December 31, 2015.

(c) Each Loan held in the Target Subsidiary’s loan portfolio (“Target Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Target, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) There are no oral modifications or amendments related to the Target Loans that are not reflected in the written records of the Target Subsidiary. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, all currently outstanding Target Loans are owned by the Target Subsidiary free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of Atlanta. No claims of defense as to the enforcement of any Target Loan have been asserted in writing against the Target Subsidiary for which there is a reasonable possibility of an adverse determination, and Target has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Target or the Target Subsidiary. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, none of the Target Loans are presently serviced by third parties, and there is no obligation which could result in any Target Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, each outstanding Target Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of the Target Subsidiary and with all applicable federal, state and local laws, regulations and rules. The loan documents with respect to each such Target Loan are complete and correct in all material respects.

(f) The Target Subsidiary is not now nor has it been since January 1, 2013, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Neither Target nor the Target Subsidiary is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Target or the Target Subsidiary to repurchase from any such person any Loan or other asset of Target or the Target Subsidiary, unless there is a material breach of a representation or covenant by Target or the Target Subsidiary.

4.24 Allowance for Loan and Lease Losses. Target’s allowance for loan and lease losses as reflected in each of (a) the balance sheet included in the Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Target 2014 Form 10-K”) and (b) the balance sheet included in the Target Third Quarter 2015 Form 10-Q, were, as of the applicable dates thereof, in compliance with Target’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Investment Management and Related Activities. Neither Target nor the Target Subsidiary nor any of their respective directors, officers, employees or authorized representatives is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency. The investment management, broker-dealer and investment advisory business of Target and the Target Subsidiary has complied in all material respects with applicable legal requirements to the extent the responsibility of Target or the Target Subsidiary.

4.26 Repurchase Agreements. With respect to all agreements pursuant to which Target or the Target Subsidiary has purchased securities subject to an agreement to resell, if any, Target or the Target Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.27 Deposit Insurance. The deposits of the Target Subsidiary are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and the Target Subsidiary has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Target’s knowledge, threatened.

4.28 CRA, Anti-money Laundering and Customer Information Security. Neither Target nor the Target Subsidiary is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Target’s knowledge, no facts or circumstances exist which would cause Target or the Target Subsidiary: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Target pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of the Target Subsidiary has adopted and the Target Subsidiary has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

4.29 Transactions with Affiliates. Except as set forth on Section 4.29 of the Target Disclosure Schedule or for transactions, agreements, arrangements or understandings between Target and the Target Subsidiary, there are no outstanding amounts payable to or receivable from, or advances by Target or the Target Subsidiary to, and neither Target nor the Target Subsidiary is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Target or the Target Subsidiary, or to Target’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Target or the Target Subsidiary and other than deposits held by the Target Subsidiary or Loans made by the Target Subsidiary in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Target or the Target Subsidiary and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.30 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Target or the Target Subsidiary, or that could reasonably be expected to result in the imposition on Target or the Target Subsidiary of, any liability or obligation arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or, to the knowledge of Target, threatened against Target or the Target Subsidiary, and to the knowledge of Target there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. Neither Target nor the Target Subsidiary is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.31 State Takeover Laws. The board of directors of Target has approved the transactions contemplated by this Agreement for purposes of Sections 48-103-101 through 48-103-505 of the TBCA, if applicable to Target, such that the provisions of such sections of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby.

4.32 Reorganization. As of the date of this Agreement, Target is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.33 Target Reports. Target has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2013 (the “Target Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Target Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Target Reports, and none of the Target Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Target and each of its officers and directors are in compliance in all material respects, and have complied in all material respects, with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.34 Information Supplied. None of the information supplied or to be supplied by or on behalf of Target for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Target with respect to statements made or incorporated by reference therein based on information supplied by Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus or for which Acquiror is responsible.

4.35 Internal Controls. The records, systems, controls, data and information of Target and the Target Subsidiary are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Target or the Target Subsidiary or accountants engaged or utilized by Target or the Target Subsidiary (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Target. Target has implemented and maintains a system of (i) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Target or the Target Subsidiary is made known to the chief executive officer and the chief financial officer of Target by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No material weakness in the Company’s internal control over financial reporting or reportable conditions existed as of December 31, 2015. Target has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s outside auditors and the audit committee of Target’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Target’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Target, any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Target’s auditors and audit committee and a copy has been previously made available to Acquiror. To the knowledge of Target, there is no reason to believe that Target’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

4.36 Directors and Officers. Section 4.36 of the Target Disclosure Schedule lists each of the directors and “executive officers” (as such term is defined in 12 C.F.R. 215.2) of Target and the Target Subsidiary.

4.37 Opinion of Target Financial Advisor. The board of directors of Target has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Target Common Stock.

4.38 No Further Representations. Except for the representations and warranties set forth in Article IV of this Agreement, Target does not make, and shall not be deemed to make, any representation or warranty to Acquiror, express or implied, with respect to the transactions contemplated by this Agreement, and Target hereby disclaims any such representation or warranty not set forth in Article IV of this Agreement.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including Section 5.1 of the Target Disclosure Schedule), as required by law, at the written direction of a Governmental Entity or Regulatory Agency, or as consented to by Acquiror (which consent shall not be unreasonably withheld), Target shall, and shall cause the Target Subsidiary to, (a) conduct its business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) perform its covenants and agreements under this Agreement. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as required by law, at the direction of a Governmental Entity or Regulatory Agency, or as consented to by Target (which consent shall not be unreasonably withheld), Acquiror shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws and (y) perform its covenants and agreements under this Agreement.

5.2 Target Forbearances During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Target Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, as required by law, or at the written direction of a Governmental Entity or Regulatory Agency, Target shall not, and shall not permit the Target Subsidiary to, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of Atlanta, and sales of certificates of deposit);

(b) other than as set forth in Section 5.2(b) of the Target Disclosure Schedule, (i) adjust, split, combine or reclassify any shares of Target Capital Stock; (ii) make, declare or pay any dividend, or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Target Capital Stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Target Capital Stock except (1) dividends paid by the Target Subsidiary to Target in compliance with applicable laws, and (2) if permitted under the Target Stock Plans, the acceptance of shares of Target’s Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Target’s Stock Options; (iii) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Target Capital Stock; or (iv) issue, sell or otherwise permit to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock, except pursuant to the exercise of Target Stock Options outstanding as of the date of this Agreement;

(c) other than as set forth in Section 5.2(c) of the Target Disclosure Schedule, (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Target or the Target Subsidiary, (ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law, (iii) pay any bonus, (iv) become a party to, amend or commit itself to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (v) except as required under any existing plan, grant or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Target Stock Options or restricted shares of Target Common Stock;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Target and the Target Subsidiary, taken as a whole, to any person or cancel, release or assign any indebtedness owed to Target or the Target Subsidiary that is material to Target and the Target Subsidiary, taken as a whole, to any such person or any claims held by any such person that are material to Target and the Target Subsidiary, taken as a whole, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business that is material to Target and the Target Subsidiary, taken as a whole, or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Target and the Target Subsidiary, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditure either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

(h) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Target Charter or bylaws of Target or the charter or bylaws of the Target Subsidiary or otherwise take any action to exempt any person (other than Acquiror or its Subsidiaries) or any action taken by any person from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

(j)(i) terminate, materially amend, or waive any material provision of any Target Material Contract or Lease, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a Target Material Contract or Lease if it were in effect on the date of this Agreement;

(k) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(l) merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

(m) other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(n) acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, or classify any security now held in or subsequently purchased for Target’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

(o) other than settlement of foreclosure actions in the ordinary course of business consistent with past practice, enter into any settlement or similar agreement with respect to any material action, suit, proceeding, order or investigation to which Target or the Target Subsidiary is or becomes a party after the date of this Agreement;

(p) take any action that is intended or is reasonably likely to result (i) in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) in any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) in a violation of any provision of this Agreement;

(q) implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(r) make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

(s) other than in connection with the making of loans in the ordinary course of business consistent with past practice, make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop, any real estate owned by Target or the Target Subsidiary;

(t) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(u) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or materially change any Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(v) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(w) other than as set forth in Section 5.2(w), hire any person as an employee of Target or the Target Subsidiary, except for at-will employees;

(x) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(y) agree to take, make any commitment to take, or adopt any resolutions of Target’s board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3 Acquiror Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.3 of the Acquiror Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Acquiror shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Target (which consent shall not be unreasonably withheld):

(a) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) take any action that is intended or is reasonably likely to result (i) in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) in any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) in a violation of any provision of this Agreement;

(c) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Target and Acquiror shall promptly prepare and file with the SEC the Proxy Statement/Prospectus and Acquiror shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Target and Acquiror shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter promptly mail or deliver the Proxy Statement/Prospectus to its shareholders. Acquiror shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Capital Stock as may be reasonably requested in connection with any such action. If at any time prior to or after the Effective Time any information relating to any of the parties, or their respective affiliates, officers or directors, should be discovered by a party, which information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated or made available on the SEC’s EDGAR database to the shareholders of Acquiror and mailed or delivered to the shareholders of Target.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file (and, if applicable, cause their Subsidiaries to promptly prepare and file) all necessary documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and, if Acquiror shall make the request described in Section 6.13, the Bank Merger (as defined herein)), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties; provided, however, that in no event shall Acquiror or Acquiror Bank be required to agree to any prohibition, limitation, or other requirement which (i) would prohibit or materially limit the ownership or operation by Target, or by Acquiror or any of their Subsidiaries, of all or any material portion of the business or assets of Target or Acquiror or any of their Subsidiaries, (ii) compel Acquiror or any of its Subsidiaries to dispose of all or any material portion of the business or assets of Target or of Acquiror or any of their Subsidiaries or continue any portion of any Target Regulatory Agreement against Acquiror or any of its Subsidiaries after the Merger or (iii) would reasonably be expected to have a Material Adverse Effect on

Acquiror after giving effect to the Merger (together, the “Burdensome Conditions”); provided, further, however, that (1) any prohibition, limitation or other requirement imposed by a Governmental Entity or Regulatory Agency which is customarily imposed in published orders or approvals for transactions such as the Merger (or, if Acquiror shall make the request described in Section 6.13, the Bank Merger) shall not be deemed to be a Burdensome Condition and (2) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Acquiror shall, and, if applicable, shall cause Acquiror Bank to, negotiate in good faith with the relevant Governmental Entity or Regulatory Agency to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Burdensome Condition. Without limiting the generality of the foregoing, as soon as practicable and in no event later than twenty-five (25) Business Days after the date of this Agreement, Acquiror shall, and shall cause its Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with the other party hereto with respect to the obtaining of all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Acquiror and Target will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Proxy Statement/Prospectus and any application, petition or other statement or application made by or on behalf of Acquiror (and, if applicable, Acquiror Bank) or Target to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Acquiror and Target shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Acquiror or Target, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain information filed under a claim of confidentiality (except for the Interagency Bank Merger Act Application) and, in each case, subject to applicable laws relating to the exchange of information.

(c) Target and Acquiror shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Target, Acquiror or any of their respective Subsidiaries to any Governmental Entity or Regulatory Agency in connection with the Merger and the other transactions contemplated by this Agreement. Each of Acquiror and Target agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Acquiror and Target further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement/Prospectus.

(d) Target and Acquiror shall promptly advise each other upon their (or their Subsidiaries’) receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

(e) Subject to applicable laws relating to the exchange of information, Acquiror and Target shall promptly furnish each other with copies of written communications received by Acquiror or Target (or their Subsidiaries) or delivered by Acquiror or Target (or their Subsidiaries), to any Governmental Entity or Regulatory Agency in respect of the transactions contemplated by this Agreement or the Bank Merger Agreement (as defined herein).

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Target shall, and shall cause the Target Subsidiary to, afford to the officers, employees, accountants, counsel and other representatives of Acquiror, reasonable access, during normal business hours during the period prior to the Effective Time, to all of Target’s and the Target Subsidiary’s properties, books, contracts, commitments and records and, during such period, Target shall, and shall cause the Target Subsidiary to, make available to Acquiror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Target or the Target Subsidiary is not permitted to disclose under applicable law) and (ii) all other information concerning Target’s and the Target Subsidiary’s business, properties and personnel as Acquiror may reasonably request. Neither Target nor the Target Subsidiary shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of their customers, jeopardize the attorney-client privilege attached to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Confidentiality Agreement dated as of January 11, 2016, entered into by and between Acquiror and Target (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof; provided, however, that, effective as of the Effective Time, all confidential information of Target will be deemed to be “Confidential Information” of Acquiror and will be subject to the protections set forth therein for the benefit of Acquiror.

(c) No investigation by any of the parties or their respective representatives pursuant to this Section 6.2 shall affect the representations and warranties of the other party or parties set forth herein.

6.3 Shareholder Approval.

(a) Target shall take, in accordance with applicable law and the Target Charter and bylaws of Target, all action necessary to convene a meeting of its shareholders (the “Target Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of Target’s shareholders voting upon proposals to adopt and approve this Agreement and the Merger. The board of directors of Target shall use its reasonable best efforts to obtain from the shareholders of Target the vote in favor of the adoption of this Agreement and the transactions contemplated hereby required by the TBCA, the Target Charter and bylaws of Target, including (subject to the ability of Target’s board of directors to take actions permitted under Section 6.10) by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that the shareholders approve this Agreement and the transactions contemplated hereby (such approval the “Target Shareholder Approval”).

(b) Target shall adjourn or postpone the Target Shareholders’ Meeting if, (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Target Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) if on the date of such meeting Target has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of Target at the Target Shareholders’ Meeting for the purpose of Target’s shareholders voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligations.

6.4 Legal Conditions to Merger. Target and Acquiror shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency and any other third party that is required to be obtained by Acquiror or Target in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Stock Quotation or Listing. Acquiror shall cause the shares of Acquiror Common Stock to be issued in connection with the Merger to be qualified for quotation or listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans; Existing Agreements.

(a) Within one year following the Effective Time (but in the case of the Acquiror’s 401(k) Plan beginning with the first full payroll period that commences following the Effective Time or as soon thereafter as administratively practicable), to the extent permissible under the terms of the Acquiror Benefit Plans and the cash and equity incentive plans of Acquiror (the “Acquiror Incentive Plans”), the employees of Target and the Target Subsidiary as of the Effective Time (the “Target Employees”) will be eligible to participate in the Acquiror Benefit Plans and Acquiror Incentive Plans in which similarly situated employees of Acquiror or its Subsidiaries participate, to the same extent as similarly situated employees of Acquiror or its Subsidiaries (it being understood that inclusion of Target Employees in the Acquiror Benefit Plans and the Acquiror Incentive Plans may occur at different times with respect to different plans) except as provided below.

(b) To the extent not prohibited by applicable legal requirements, the employees of Target and the Target Subsidiary employed by Acquiror or any of its Affiliates after the Effective Time (the “Continuing Employees”) shall, for a period of at least twelve (12) months following the Effective Time (the “Protected Period”), be entitled to the same or better annual salary or hourly wages to which the Continuing Employees were entitled on the Closing Date.

(c) With regard to Target Employees identified on Schedule 6.6(c), and to the extent that during the Protected Period a Continuing Employee other than a Target Employee identified on Schedule 6.6(c) is terminated without cause, Acquiror or Acquiror Bank shall pay or cause to be paid, severance pay in an amount equal to the amounts set forth on Schedule 6.6(c). For purposes of this Section 6.6, “cause” shall have the same meaning as provided in any written employment agreement between any Continuing Employee and Acquiror or any Affiliate of Acquiror on the date such Continuing Employee is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (1) fraud or dishonesty against Acquiror or any Affiliate of Acquiror; (2) the Continuing Employee’s willful misconduct, repeated refusal to follow the reasonable directions of the Acquiror’s board of directors or knowing violation of law in the course of performance of the duties of the Continuing Employee’s service with Acquiror or any Affiliate of Acquiror; (3) repeated absences from work without a reasonable excuse; (4) repeated intoxication with alcohol or drugs while on the premises of Acquiror or any Affiliate of Acquiror during regular business hours; (5) a conviction or plea of guilty or NOLO CONTENDERE to a felony or a crime involving dishonesty; or (6) a breach or violation of the terms of any agreement to which the Continuing Employee and Acquiror or any Affiliate of Acquiror are party.

(d) With respect to each Acquiror Benefit Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for severance benefits and vacation entitlement, but not for purposes of benefit accrual, service with Target or the Target Subsidiary shall be treated as service with Acquiror and its Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall to the extent permissible under the terms of the Acquiror Benefit Plans and as permitted by the applicable insurer, apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Acquiror Benefit Plan shall to the extent permissible under the terms of the Acquiror Benefit Plans and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable Target Benefit Plan. Target Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Acquiror Benefit Plans and to the extent permissible by the applicable insurer.

(e) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will assume and honor in accordance with their terms all employment, severance, change of control and other compensation agreements and arrangements between Target or the Target Subsidiary and any of their employees (that are listed on Section 6.6(e) of the Target Disclosure Schedule), which are not terminated in connection with the consummation of the transactions contemplated by this Agreement, and all accrued and vested benefit obligations through the Effective Time which are between Target or the Target Subsidiary and any of their current or former directors, officers, employees or consultants.

(f) From and after the Effective Time, Acquiror, the Surviving Corporation or Acquiror Bank, as applicable, will, and will cause any applicable Acquiror Benefit Plan to, provide or pay when due to the Target Employees all benefits and compensation pursuant to Target Benefit Plans in effect on the date hereof earned or accrued through, and to which such individuals are entitled, as of the Effective Time (or such later time as such Target Benefit Plans as in effect at the Effective Time are terminated or canceled by Acquiror, the Surviving Corporation or Acquiror Bank) subject to compliance with the terms of this Agreement.

(g) At the Effective Time, Target shall, and shall cause the Target Subsidiary to, cease contributions to and terminate Target’s 401(k) Plan, and shall (a) adopt written resolutions (a copy of which shall be delivered to Acquiror at the Closing) to terminate the 401(k) Plan and 100% vest all participants under the 401(k) Plan, such termination and vesting to be effective immediately prior to the Effective Time; and (ii) deliver to Acquiror, prior to the Closing, notice of the 401(k) Plan termination to any trustees and custodians of the 401(k) Plan and/or its assets. Acquiror reserves the right to suspend the distribution of benefits from the 401(k) Plan until the later of the receipt of a favorable determination letter from the IRS with respect to the termination of the 401(k) Plan and the completion of final testing and record keeping for the 401(k) Plan.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Target or the Target Subsidiary, or who is or was serving at the request of Target or the Target Subsidiary as a director, officer, employee or agent of another person, including any entity specified in the Target Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or the Target Subsidiary or any of their predecessors or is or was serving at the request of Target or the Target Subsidiary or any of their predecessors as a director, officer, employee or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Acquiror shall indemnify, defend and hold harmless each such Indemnified Party to the same extent as such Indemnified Party is entitled to be indemnified as of the date of this Agreement by Target or the Target Subsidiary pursuant to the Target Charter, Target’s bylaws, the charter and bylaws of the Target Subsidiary and any indemnification agreements in existence as of the date hereof (copies of which have been provided to Acquiror) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Acquiror and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Target (provided, that Acquiror and the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Target and the Target Subsidiary arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Acquiror and the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by Target for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Acquiror and the Surviving Corporation shall cause to be maintained policies of insurance which, in Acquiror’s and the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Target, in consultation with Acquiror, may (and at the request of Acquiror, Target shall use its reasonable best efforts to) obtain at or prior to the Effective Time, at Acquiror’s expense, a six-year “tail” policy under Target’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event Acquiror or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as appropriate, assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. In case at any time before or after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by the other parties to this Agreement.

6.9 Advice of Changes. Target and Acquiror shall promptly advise the other of any fact, change, event or circumstance (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying fact, change, event or circumstance would independently result in the failure of a condition set forth in Article VII to be satisfied or provide a basis for terminating this Agreement.

6.10 Acquisition Proposals; Board Recommendation.

(a) Target and the Target Subsidiary and each of their affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Target or the Target Subsidiary (each a “Target Representative”)) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. Except as otherwise provided in Section 6.10(b), from the date of this Agreement through the Effective Time, Target shall not, and shall cause the Target Subsidiary not to, nor shall it authorize or permit any Target Representative to, directly or indirectly through another person, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any Target Representative, whether or not such Target Representative is so authorized and whether or not such Target Representative is purporting to act on behalf of Target or the Target Subsidiary or otherwise, shall be deemed to be a breach of this Agreement by Target.

(b)

(i) Notwithstanding the foregoing, the board of directors of Target shall be permitted, prior to the Target Shareholders’ Meeting, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement which its board of directors concludes in good faith constitutes or is reasonably likely to result in a Superior Proposal if and only to the extent that the board of directors of Target concludes in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that failure to take such actions would result in violation of its fiduciary duties under applicable law and subject to compliance with the other terms of this Section 6.10; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Target shall have provided notice to Acquiror of its intention to provide such information, and shall have provided such information to Acquiror if not previously provided to Acquiror, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall include customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and not provide such person with any exclusive right to negotiate with Target.

(ii) In addition to the obligations of Target under Section 6.10(d), Target shall notify Acquiror promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Target or the Target Subsidiary that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Target shall also promptly, and in any event within 48 hours, notify Acquiror, orally and in writing, if it enters into discussions, negotiations or other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.10(b) and keep Acquiror informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(iii) Nothing contained in this Section 6.10 shall prohibit Target or the Target Subsidiary from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Target agrees that (i) it will and will cause the Target Subsidiary and the Target Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or the Target Subsidiary is a party with respect to any Acquisition Proposal.

(d) Except as otherwise expressly provided in this Agreement, Target’s board of directors shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Acquiror, its recommendation referred to in Section 6.3(a), or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Except as otherwise expressly provided in this Agreement, Target shall not, and Target’s board of directors shall not allow Target to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining the Target Shareholder Approval, Target’s board of directors may, if it determines in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that the failure to do so would violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Acquiror under this Section 6.10(d), make an Adverse Recommendation Change; provided that Target may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Target shall not have breached Section 6.3 or this Section 6.10 in any material respect and (y):

(i) within three (3) business days after notice to Acquiror of receipt of an Acquisition Proposal, Target’s board of directors determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Acquiror under this Section 6.10(d);

(ii) Target has given Acquiror at least ten (10) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal;

(iii) Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused Target Representatives to negotiate, in good faith with Acquiror during the ten (10) business day notice period described in Section 6.10(d)(ii) to the extent Acquiror wishes to negotiate, to enable Acquiror to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; and

(iv) Target’s board of directors, following the final of such ten (10) (or five (5), as applicable) business day period (as described below) again determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate its fiduciary duties under applicable law.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Acquiror a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.10(d) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to five (5) business days (rather than the ten (10) business days referenced in clause (ii) above).

(e) Subject to Section 8.1(j) (and in that case, only if Target shall have complied in all material respects with its obligations under Section 6.3 and this Section 6.10), nothing in this Section 6.10 shall permit Target to terminate this Agreement or affect any other obligation of Target under this Agreement. Unless this Agreement has been terminated, Target shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(f) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the consolidated net revenues, net income or assets of Target, (x) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of any class of equity securities of Target or the Target Subsidiary or 20% or more of the consolidated assets of Target, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of any class of equity securities of Target or the Target Subsidiary, or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Target or the Target Subsidiary, in each case other than the transactions contemplated by this Agreement.

(g) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the board of directors of Target concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account the likelihood of consummation of such transaction on the terms set forth therein and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of Target from a financial point of view than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.10(f) except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

6.11 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, Target will furnish to Acquiror (a) consolidated financial statements of Target (including balance sheets, statements of operations and shareholders’ equity) (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Target’s board of directors or any committee thereof relating to the financial performance and risk management of Target and the Target Subsidiary.

6.12 Exemption from Liability under Section 16(b). Prior to the Effective Time, Acquiror and Target shall each take such steps as may be necessary or appropriate to cause any disposition of shares of Target Common Stock and Target Stock Options by shareholders or optionholders of Target in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Bank Merger. At or prior to the Effective Time, if requested by Acquiror, Target shall cause the Target Subsidiary to enter into an Agreement and Plan of Merger (the “Bank Merger Agreement”) with Acquiror Bank pursuant to which the Target Subsidiary shall merge with and into Acquiror Bank (the “Bank Merger”) at or following the Effective Time. Promptly following execution of such Bank Merger Agreement, Target shall approve such agreement as the sole shareholder of the Target Subsidiary. The Bank Merger Agreement shall contain such terms and conditions as are reasonable, normal and customary in light of the transactions contemplated hereby including a covenant that consummation of the merger of the Target Subsidiary with and into Acquiror Bank would not occur earlier than simultaneous with consummation of the Merger and a provision for termination of the Bank Merger Agreement upon termination of this Agreement.

6.14 Exchange Matters. Prior to the Closing Date, Target shall cooperate with Acquiror and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the shares of Target Common Stock from Nasdaq and the deregistration of the shares of Target Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of Target Capital Stock entitled to vote thereon (such requisite affirmative vote referred to herein as the “Requisite Shareholder Approval”).

(b) Listing or Quotation. The shares of Acquiror Common Stock which shall be issued to the shareholders of Target upon consummation of the Merger shall have been qualified for quotation on Nasdaq, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC or TDFI and any other approvals set forth in Section 3.4 and Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger (and, if applicable, the Bank Merger) or those the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement (including, if applicable, the Bank

Merger) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which prohibits, materially restricts or makes illegal consummation of the Merger or, if applicable, the Bank Merger.

7.2 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction, or waiver by Target, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Acquiror set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Acquiror set forth in Section 3.1(a), 3.1(b), 3.1(c), Section 3.2(b) and Section 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Acquiror set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Acquiror. Target shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer and the Chief Financial Officer of Acquiror to the foregoing effect.

(b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer and the Chief Financial Officer of Acquiror to such effect.

(c) Tax Opinion. Target shall have received an opinion of Bradley Arant Boult Cummings LLP, legal counsel to Target, dated not later than the Closing Date and in form and substance reasonably satisfactory to Target, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target and Acquiror, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Acquiror. The obligation of Acquiror to effect the Merger is also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Target set forth in Section 4.2(a) and Section 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Target set forth in Section 4.1(a), 4.1(b), Section 4.2(b), 4.2(c), and Section 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Target set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse

Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Target or the Surviving Corporation. Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Regulatory Agreements. There shall be no Target Regulatory Agreements in effect that would have a Material Adverse Effect on Acquiror after the Effective Time.

(d) Employee Matters. Subject to the Target or Target Bank or Acquiror or Acquiror Bank on the Closing Date making such payments as would have been owed those individuals listed on Schedule 7.3(d)(i) attached hereto (the “Affected Employees”) pursuant to Section 6 of each Affected Employee’s existing amended and restated employment agreement with Target identified on Schedule 7.3(d)(i) attached hereto had the Merger been consummated without the termination of such employment agreements and the Affected Employees’ employment been terminated without cause immediately prior to or immediately following the Merger, such individuals and the Target shall have entered into agreements providing for the termination of each Affected Employee’s then existing employment agreement with Target, other than the non-competition and non-solicitation provisions contained therein, which provisions shall survive the termination of such agreements, effective as of immediately prior to the Effective Time. An Employment Agreement, substantially in the form of Exhibit B, attached hereto, shall have been executed by those individuals listed on Schedule 7.3(d)(ii) attached hereto.

(e) Tax Opinion. Acquiror shall have received an opinion of Bass, Berry & Sims PLC, legal counsel to Acquiror, dated not later than the Closing Date and in form and substance reasonably satisfactory to Acquiror, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target and Acquiror, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Target:

(a) by mutual consent of Acquiror and Target in a written instrument, if the board of directors of each so determines by a vote of a majority of the members of its respective entire board of directors;

(b) by either Acquiror or Target, if a Governmental Entity or Regulatory Agency that must provide Acquiror or Target with a Requisite Regulatory Approval has denied approval of the Merger (or, if applicable, the Bank Merger) and such denial has become final and non-appealable, or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger (or, if applicable, the Bank Merger), and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Acquiror or Target, if the Merger shall not have been consummated on or before September 30, 2016; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by either Acquiror or Target (provided that, if Target is the party seeking to terminate this Agreement, it shall not be in material breach of any of its obligations under Section 6.3 and Section 6.10), if any approval of the shareholders of Target required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at the Target Shareholders’ Meeting or at any adjournment or postponement thereof;

(e) by either Acquiror or Target (provided that Acquiror, in the event of termination by Acquiror, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement by Acquiror (in the event of termination by Target) or by Target (in the event of termination by Acquiror), which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by Acquiror) or Section 7.3(a) (in the case of a breach of a representation or warranty by Target);

(f) by either Acquiror or Target (provided that Acquiror, in the event of termination by Acquiror, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement by Acquiror (in the event of termination by Target) or by Target (in the event of termination by Acquiror), which breach shall not have been cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party entitled to the benefit of such covenant or agreement not to consummate the transactions contemplated hereby under Section 7.2(b) or Section 7.2(c) (in the case of a breach of covenant or agreement by Acquiror) or Section 7.3(b) (in the case of a breach of covenant or agreement by Target);

(g) by Acquiror if (i) the board of directors of Target does not publicly recommend in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, (ii) after recommending in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, the board of directors of Target shall have effected any Adverse Recommendation Change, or (iii) Target materially breaches its obligations under this Agreement by reason of a failure to prepare and mail to its shareholders the Proxy Statement/Prospectus or a failure to call a meeting of its shareholders in accordance with Sections 6.1 and 6.3, respectively;

(h) by Acquiror, if the board of directors of Target has authorized, recommended, or publicly announced its intention to authorize or recommend any Acquisition Proposal with any persons other than Acquiror or if Target otherwise breaches, in any material respect, its obligations under Section 6.10 of this Agreement;

(i) by Target, if both (i) the Average Closing Price (as defined below) is less than $40.00 and (ii) (1) the number obtained by dividing the Average Closing Price by the average closing price per share of Acquiror Common Stock on Nasdaq for the ten (10) consecutive trading days ending on (and including) the date of this Agreement, rounded to four decimal places, is less than (2) the difference between (x) the number obtained by dividing the Index Value (as defined below) on the Determination Date by the Index Value on the Starting Date, rounded to four decimal places, minus (y) 0.20. For purposes of this Section 8.1(i), “Average Closing Price” means the average closing price per share of Acquiror Common Stock as reported on Nasdaq for the ten (10) consecutive trading days ending on (and including) the Determination Date; “Determination Date” means that certain date which is the fifth business day prior to the Closing Date; “Index Value” on a given date shall mean the closing index value for the Nasdaq Bank Index as reported by Bloomberg, L.P.; and “Starting Date” means the date of this Agreement, or if the date of this Agreement is not a date on which the Index Value is available (an “Index Availability Date”) the Index Availability Date that is closest to, but prior to, the date of this Agreement; or

(j) by Target, at any time prior to the approval of this Agreement by the shareholders of Target, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided that Target is not in material breach of any of its obligations under Section 6.3 or Section 6.10 of this Agreement; provided that any such purported termination pursuant to this Section 8.1(j) shall be void and of no force or effect unless Target has paid the Termination Fee (as defined below) in accordance with Section 8.3.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Target or Acquiror as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any of the parties to this Agreement or their respective officers or directors, except (A) with respect to Sections 6.2(b), 8.2, and 8.3 and Article IX, which shall survive such termination and (B) notwithstanding anything to the contrary contained in this Agreement, with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

8.3 Termination Fee.

(a) Target shall pay Acquiror, by wire transfer of immediately available funds, the sum of $8,000,000.00 (the “ Termination Fee”) if this Agreement is terminated as follows:

(i) if Acquiror shall terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(h) (or if this Agreement is terminated pursuant to Section 8.1(c), but at the time of such termination Acquiror could have terminated this Agreement pursuant to Sections 8.1(g) or 8.1(h)), then Target shall pay the Termination Fee on the business day following such termination;

(ii) if (A) either Acquiror or Target shall terminate this Agreement pursuant to Section 8.1(d) because the required Target Shareholder Approval shall not have been received and (B) at any time after the date of this Agreement and at or before the Target Shareholders Meeting a bona fide Acquisition Proposal shall have been publicly announced by or otherwise communicated or made known to senior management or to the board of directors of Target (a “Public Proposal”), which has not been withdrawn prior to the date of the termination of this Agreement, and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal;

(iii) if (A) Acquiror or Target shall terminate this Agreement pursuant to Section 8.1(c) or Acquiror shall terminate this Agreement pursuant to Section 8.1(e) or (f), and (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to Target that has not been withdrawn prior to such termination and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal; or

(iv) if Target shall terminate this Agreement pursuant to Section 8.1(j).

For purposes of this Section 8.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(b) If Target fails to pay the Termination Fee payable under this Section 8.3 on the dates specified, then Target shall pay all costs and expenses (including reasonable legal fees and expenses) incurred by Acquiror in connection with any action or proceeding (including the filing of any lawsuit) taken by Acquiror to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received.

(c) The parties acknowledge (i) that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, (ii) that, without these agreements, the parties would not have entered into this Agreement and (iii) except in the event of fraud or a termination of this Agreement resulting from the willful or intentional breach in any material respect of this Agreement by Target, the Termination Fee provided for in Section 8.3 shall be the sole and exclusive remedy of Acquiror in the event of the termination of this Agreement in any of the manners stipulated in Section 8.3.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by Target under this Section 8.3 shall be equal to the Termination Fee and in no event shall Target be obligated to pay the Termination Fee on more than one occasion.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than 5 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms are to be satisfied or waived at Closing), unless another date or time is agreed to in writing by Acquiror and Target. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Section 1.10, Section 2.2, Section 6.6, Section 6.7 and Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus shall be borne by Target. Acquiror shall pay all filing and other fees paid to the SEC, or with respect to filings with the SEC, in connection with the Merger.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Target, to:	with a copy to:

Avenue Financial Holdings, Inc. 110 10th Avenue South, Suite 400 Nashville, Tennessee 37203 Attn: Ronald L. Samuels Facsimile:	John W. Titus Bradley Arant Boult Cummings LLP 1600 Division Street, Suite 700 Nashville, Tennessee 37203 Facsimile: (615) 252-6341

(b) if to Acquiror, to:	with a copy to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, Tennessee 37201 Attn: M. Terry Turner Facsimile: (615) 744-3770	Bob F. Thompson Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201 Facsimile: (615) 742-2762

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Acquiror Disclosure Schedule, Target Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. As used in this Agreement, the “knowledge” of Target means the actual knowledge of any of the officers of Target listed on Section 9.5 of the Target Disclosure Schedule, and the “knowledge” of Acquiror means the actual knowledge of any of the officers of Acquiror listed on Section 9.5 of the Acquiror Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Nashville, Tennessee are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature and (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” within the meaning of this Agreement if such document or item is (i) made available specifically for review in person by the other party or (ii) contained and accessible for a continuous period of at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Firmex established by Target in connection with the transactions contemplated hereby to which Acquiror and its designated representatives had access rights during such period or the online portal used by Acquiror to make information available to its board of directors to which Target and its designated representatives had access rights during such period.

9.6 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Target Common Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Target Common Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in a court of record of, or in any federal court located in, that county in the State of Tennessee in which the principal executive office of such other party is located, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of forum non convenience which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF

ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of Nasdaq or as such party shall determine is advisable under the rules and regulations of the SEC, neither Target nor Acquiror shall, or shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Acquiror, in the case of a proposed announcement or statement by Target, or Target, in the case of a proposed announcement or statement by Acquiror, which consents shall not be unreasonably withheld or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, and, from and after the Effective Time, but only if the Effective Time shall occur, except for the rights of holders of Target Common Stock to receive the Merger Consideration as provided in Article II, and the rights of holders of Target

Stock Options under Section 1.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Any purported assignment in contravention hereof shall be null and void. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or

e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective board of directors of Acquiror and Target.

Attest:	PINNACLE FINANCIAL PARTNERS, INC.:

/s/ Hugh M. Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	AVENUE FINANCIAL HOLDINGS, INC.:

/s/ Jeremy Yeagle	By:	/s/ Ronald L. Samuels
Secretary	Name:	Ronald L. Samuels
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquiror	First Paragraph
Acquiror Bank	1.11
Acquiror Benefit Plans	3.11(a)
Acquiror Capital Stock	3.2
Acquiror Bylaws	1.8
Acquiror Charter	1.7
Acquiror Common Stock	1.4(a)
Acquiror Data	3.19
Acquiror Disclosure Schedule	Article III
Acquiror ERISA Affiliate	3.11(b)
Acquiror Form 10-K	3.15
Acquiror Incentive Plans	6.6(a)
Acquiror Preferred Stock	3.2(a)
Acquiror Reports	3.12
Acquiror-Owned Software	3.19
Acquiror Stock Option	3.2(a)
Acquiror Stock Plans	3.2(a)
Acquisition Proposal	6.10(f)
Adverse Recommendation Change	6.10(d)
Affected Employees	7.3(d)(i)
Affected Executives	7.3(d)(ii)
Affiliate	9.5
Agreement	First Paragraph
Articles of Merger	1.2
Anti-Money Laundering Laws	3.13(b)
Average Closing Price	8.1(i)
Bank Merger	6.13
Bank Merger Agreement	6.13
BHC Act	3.1(b)
Burdensome Conditions	6.1(b)
Business Day	9.5
Cash Consideration	1.4(a)
Cash Out Amount	1.6(a)
Certificate	1.4(c)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Continuing Employees	6.6(b)
Derivative Contracts	4.17
Determination Date	8.1(i)
DPC Shares	1.4(a)
Effective Time	1.2
ERISA	3.11(b)
Exchange Act	3.12

A-1

Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIA	3.15
FDIC	3.4
Form S-4	3.4
FRB	3.4
GAAP	3.6
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.7(a)
Index Availability Date	8.1(i)
Index Value	8.1(i)
Intellectual Property	4.20(a)
IRS	3.11(b)
Knowledge	9.5
Lease	4.16(a)
Leases	4.16(a)
Letter of Transmittal	2.2(a)
Liens	3.2(d)
Loans	4.23(a)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.4(a)
Nasdaq	2.2(e)
OCC	3.5
OREO	4.23(b)
Other Regulatory Approvals	3.4
Person	9.5
Premium Cap	6.7(b)
Protected Period	6.6(b)
Proxy Statement/Prospectus	3.4
Public Proposal	8.3(a)(ii)
Real Estate	4.16(b)
Regulatory Agencies	3.5
Requisite Regulatory Approval	7.1(c)
Requisite Shareholder Approval	7.1(a)
Sarbanes-Oxley Act	4.35
Section 16 Information	6.12
Securities Act	3.4
Software	4.20(a)
Starting Date	8.1(i)
State Regulator	3.5
Stock Consideration	1.4(a)
Subsidiary	3.1(c)
Superior Proposal	6.10(g)
Surviving Corporation	Recitals
Target	First Paragraph
Target 2014 Form 10-K	4.24
Target Benefit Plans	4.12(a)
Target Capital Stock	4.2(a)
Target Charter	4.1(b)

A-2

Target Common Stock	1.4(a)
Target Data	4.20(b)
Target Disclosure Schedule	Article IV
Target Employees	6.6(a)
Target ERISA Affiliate	4.12(a)
Target Insiders	6.12
Target Intellectual Property	4.20(a)
Target Loan	4.23(c)
Target Material Contract	4.14(a)
Target Preferred Stock	4.2(a)
Target Regulatory Agreement	4.15
Target Reports	4.33
Target Representative	6.10(a)
Target Shareholder Approval	6.3(a)
Target Shareholders’ Meeting	6.3(a)
Target-Owned Software	4.20(b)
Target Stock Option	1.7(a)
Target Stock Plans	1.7(a)
Target Subsidiary	4.1(c)
Tax	3.10(b)
Taxes	3.10(b)
TBCA	1.1
TDFI	3.4
Termination Fee	8.3(a)
Trust Account Shares	1.4(a)
Uncertificated Share	1.4(b)
Voting Agreements	Recitals
Voting Debt	3.2(b)

A-3